Filed by Plains Exploration & Production Company pursuant to rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Pogo Producing Company Commission File No.: 1-07792

TRANSCRIPT

The following is a transcript of a conference call held by Plains Exploration & Production Company on July 17, 2007. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. The Company believes that none of these inaccuracies are material. A replay of the recorded conference call will be available through July 31, 2007 and can be accessed by dialing 1-877-519-4471 or 1-973-341-3080, Replay ID: 9031014. A replay of the recorded conference call will also be accessible for 60 days through the Company’s website at www.pxp.com.

FINAL TRANSCRIPT

Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Conference Call Transcript

PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Event Date/Time: Jul. 17. 2007 / 10:00AM ET

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CORPORATE PARTICIPANTS

Scott Winters

Plains Exploration & Production Company - VP-IR

Jim Flores

Plains Exploration & Production Company - Chairman, CEO

Winston Talbert

Plains Exploration & Production Company - CFO, EVP

CONFERENCE CALL PARTICIPANTS

Tom Nowak

Merrill Lynch - Analyst

Larry Busnardo

Tristone Capital - Analyst

Anthony Iorfino

Muzinich & Co. - Analyst

Duane Grubert

CRT Capital Group - Analyst

David Kistler

Simmons & Company - Analyst

Gary Stromberg

Lehman Brothers - Analyst

Michael Prober

Clovis - Analyst

Maryana Kushnir

Nomura Asset Management - Analyst

Clinton Biondo

Fig Tree Partners - Analyst

Kelly Krenger

Banc of America Securities - Analyst

Nicholas Pope

JPMorgan - Analyst

Michael Bodino

Coker & Palmer - Analyst

Ellen Hannan

Bear Stearns - Analyst

Steve Schweitzer

Shenkman Capital - Analyst

Terran Miller

UBS - Analyst

PRESENTATION

Operator

Good morning. My name is Nelson and I will be your conference operator today. At this time, I would like to welcome everyone to the PXP conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer period. (OPERATOR INSTRUCTIONS). It is now my pleasure to turn the floor over to your host Scott Winters, Vice President of Investor Relations. Sir, you may begin your conference.

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Scott Winters - Plains Exploration & Production Company - VP-IR

Thank you, operator, and good morning everybody. On the call today is Jim Flores, our Chairman, President, and Chief Executive Officer, Doss Bourgeois, our Executive Vice President of Exploration and Production, Winston Talbert, our Executive Vice President and Chief Financial Officer, and John Wombwell, our Executive Vice President and General Counsel.

I will begin by reminding everybody that during this call there will be forward-looking statements as defined by the Securities and Exchange Commission. These statements are based on our current expectations and projections about future events and involve certain assumptions, known as well as unknown risks, uncertainties, and other factors that could cause our actual results to differ materially. Please refer to our Forms 10-K, 10-Q, and 8-K filed with the SEC for a complete discussion on forward-looking statements.

Plains Exploration & Production Company announced today that the Company has entered into a definitive agreement to acquire Pogo in a stock and cash transaction valued at approximately $3.6 billion based on PXP’s closing price on July 16 of 2007. Under the terms of the agreement, Pogo shareholders will receive 0.68201 shares of PXP common stock and $24.88 of cash for each share of Pogo common stock, which represents a total consideration of approximately $60 per Pogo share. Total consideration for outstanding Pogo shares is 40 million PXP shares and approximately $1.5 billion in cash.

With that I will turn the call over to Jim.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Thanks Scott and good morning everyone. PXP is really excited about this transaction as it accelerates towards its MLP plans. We were looking at 4 million MLP — or getting with our Board this summer to do it and as we looked at the transaction with Pogo, it was a definite accretion on all fronts to those types of plans of unlocking future value not only in the PXP barrels, but also in the Pogo barrels. Obviously with our exploration success and the value that we have created here at PXP, to take the Pogo barrels and company and add them to our company and be able to now do a geographically-diverse, well-balanced MLP that has a virtual endless in a corporate lifecycle-type nature and less inventory of drop-down opportunities.

Plus also the Pogo assets that remain in the company post the Gulf of Mexico and the Canada sales of Pogo are really your meat-and-potatoes development assets that have needed probably a little more funding, a little more focus as Pogo was once a much larger enterprise. And with that, there is actually some real growth in the assets, dynamic growth from an MLP standpoint, but from a corporate standpoint, pretty good growth there.

With the structure of cash and stock, we maintain a strong financial position. At the same point in time, we deliver immediate accretion to the PXP shareholder at the close of the transaction here in the early fourth quarter, late third quarter, and especially all throughout ‘08. The dynamic growth in our cash flow that is expected in ‘08 will be enhanced by 25%. It is as if we — all of our exploration wells were discoveries and they were all online, so even operationally it is accretive on a per-share basis in production numbers, of barrels per share, and also reserves. Then when you take the MLP arbitrage that we are able to capture not only with the PXP barrels trading at the multiple that PXP has been trading at, but now the Pogo barrels as well and we develop a more compelling arbitrage to our PXP shareholder.

And with that, I mean the combined company of 1.3 — 1.4 billion barrels of 3P reserves. We have over 600 million barrels of 1P reserves, so about 635 on a combined basis. Well that 800 million barrels of probable and possible are excellent, on-shore geographic step-outs to known producing wells in some of the most prolific basins in the country — the San Joaquin, the L.A. Basin, the San Juan, the Madden Field, the Permian, the Panhandle. Those assets are what we think will be a world-class MLP portfolio that will trade in the aggressive end of any group of E&P MLPs. So we are excited about looking toward filing a geographically-diverse, best-in-class MLP and being able to really unlock the value of the Pogo assets.

There will be cost savings and synergies with this transaction, as any public-to-public transaction. There will be — and we will obviously take advantage of that with two headquarters here in Houston. There will also be a need for a lot of the Pogo technical people that have supported these efforts to expand and step up on their regimes. We will also have a need for some of the financial accounting people from the MLP perspective. We will actually still have — with the MLP, we will have a second entity that will take will require a lot of financial support and help because it will be a rapidly-growing animal and we want to make sure it is fully staffed as well.

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FINAL TRANSCRIPT

Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Even with that, we can deliver substantial savings and synergies to the combined shareholder base. I think that would — plus at least $50 million a year that we think that we can derive out of this transaction.

A word about Pogo, it’s 38-year storied history, it has been all over the world, created a tremendous asset in Thailand from the ground up. Paul and his team have had a tremendous run and we are just honored and happy that we are able to put this combination together to further unlock the equity value of Pogo beyond what they have accomplished in the years they were out there.

So to Paul and your team, great job, well done, and we look forward to carrying the flag forward. With that we are going to open up to questions. I do have Winston Talbert and Doss here and John, so the whole team is here to answer any questions the world might have. Operator?

QUESTION AND ANSWER

Operator

Thank you. (OPERATOR INSTRUCTIONS). Tom Nowak, Merrill Lynch.

Tom Nowak - Merrill Lynch - Analyst

Good morning.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Good morning, Tom.

Tom Nowak - Merrill Lynch - Analyst

Just wanted to get your thoughts on the Pogo bonds and whether or not you view the change of control to be valid in this situation?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Well, I mean, first of all, we need to actually get the deal closed and that will be in a few - probably in the end of the third quarter, beginning of fourth quarter. And really at that time, we would evaluate what is going on and obviously there is an indenture there that we follow the terms of the indenture and away we go.

Tom Nowak - Merrill Lynch - Analyst

Would there be any desire to take them out to so you would be operating under one single covenant package?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Well, I think we are going to evaluate that at the time. First, we have to — obviously we have to close the transaction first. I can’t —

Tom Nowak - Merrill Lynch - Analyst

Okay. Thanks.

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Operator

Larry Busnardo, Tristone Capital.

Larry Busnardo - Tristone Capital - Analyst

Good morning, Jim.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Good morning.

Larry Busnardo - Tristone Capital - Analyst

Just looking at the — on the MLP status, which assets do you think would be most attractive to put in there? I mean, when you talk about it, do you initially look at putting in a group of assets and then you talked about dropping down and then putting more? I know previously you talked about the Piceance Basin assets going in there, but initially do you just see some subset of the PXP/Pogo assets going in there and then dropping down additional assets as you go forward?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

It’s a good question. Let’s talk about geographically, first. 80 to 85% of Pogo’s assets are excellent MLP-qualified assets, talk about the Madden Field, San Juan, Permian, the Panhandle. I mean those are great areas, okay. The Gulf Coast is obviously much more dynamic and probably doesn’t fit as well, although it is a great cash flow and the great grower and it has got some good production opportunities there.

But you say take those 80% of those assets, what we are looking at is accelerating the growth of PXP, creating the tax attributes and shield through our drilling, which will increase the cash flow of PXP, which will allow us to drop any and all of the Pogo assets plus all of our San Joaquin and L.A. Basin assets into the MLP.

What we want to do is unlock the arbitrage of the, say, $1.3 billion — 1.3 billion barrels of MLP-able assets from the C corp to the MLP over the long-dated period of time. And to do that, the only way we can — since they all have low basis in the C corps, it is going to be based on the drilling success and the accelerated PUD and probable development at PXP that allows us to do that.

And with the type of assets that Pogo had, they match very well with the 2500 locations we have in San Joaquin and the 3000 locations we have in the Piceance. They have several thousand locations drilling and throughout their portfolio, different horizons when you combine all the potential upside in the ranches, the Madden, San Juan, and the Permian that we are going to be able to combine together and accelerate the development of those assets and therefore monetize them on the MLP structure.

Larry Busnardo - Tristone Capital - Analyst

Okay. And then just on the Piceance Basin, the plan on those is still to eventually drop those down into an MLP as well?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

What we plan on doing is dropping slices of the wells down. Basically — for instance, maybe the first couple hundred Mcf a day out of every well, we will keep the hyperbolic portion at PXP. So it doesn’t matter whether it is in the Piceance, all of these — what we are looking for is that long-live property once the hyperbolic runs out of the tail and we will sell the tail in the beginning with current cash flow and keep the incremental. And what that will do is allow us to drill our PUDs and our probables during the current year and then drop them down.

And now we have got an endless supply and with geographic diverse, we are not basin constrained from marketing issues. We are not basin constrained for any kind of differential volatility or those types of things and we are trying to deliver the most-consistent, fastest-growing MLP product out there and I think we have come up with a balanced approach with Pogo, not to mention the cost savings we are going to deliver and the immediate accretion to our shareholders.

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Larry Busnardo - Tristone Capital - Analyst

Did you say $50 million a year in savings on the cost?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Yes, we think that just from the combined synergies.

Larry Busnardo - Tristone Capital - Analyst

Right. I know it is still early and you have just now begun working on it, but what do you think or what is the soonest you could begin on an MLP? Let’s say you get this thing closed, you know, by the end of the third quarter, is this early ‘08 type of event?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

At least by then.

Larry Busnardo - Tristone Capital - Analyst

Okay. Lastly, just where was — is there any debt associated with Pogo in this transaction?

Winston Talbert - Plains Exploration & Production Company - CFO, EVP

No, if you look — the way we look at it on a pro-forma basis net of the Canadian sale, they are really not going to have any net debt, so they will have the bonds outstanding, but they will have cash associated with Canadian sale.

Larry Busnardo - Tristone Capital - Analyst

Okay. That’s it. Thanks.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Thank you.

Operator

Anthony Iorfino, Muzinich & Co.

Anthony Iorfino - Muzinich & Co. - Analyst

Hi, thanks for taking the call. I was just wondering if you could — for those of us who need a little update on Pogo, just curious about what are the expected proceeds after tax from the Canadian divestiture?

Winston Talbert - Plains Exploration & Production Company - CFO, EVP

Basically they are going to get about $2 billion after-tax and that basically pays off most of their — it matches really where their debt position is.

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

They bought it less than two years ago, so they have a [high] basis in the properties.

Winston Talbert - Plains Exploration & Production Company - CFO, EVP

And those are expected to close before we close on this transaction.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Closing Friday, I think.

Anthony Iorfino - Muzinich & Co. - Analyst

Right, right. Okay. And just related to that, I understand that it is early, but just trying to get an idea of your strategy, you’re thinking, whether is it — from everything that you have outlined, is it going to be better for you to hold on to those funds and accelerate the development? You know, how do you view the decision from where you stand at this point?

Winston Talbert - Plains Exploration & Production Company - CFO, EVP

Well first — first we have to, like I said, close, actually close the transaction.

Anthony Iorfino - Muzinich & Co. - Analyst

Sure, sure.

Winston Talbert - Plains Exploration & Production Company - CFO, EVP

And then we will sort of go through the whole process of, you know, obviously if we close the transaction, there would be a change of control put and will go through all the provisions of the indenture to make sure that we followed them.

But really money in our — money is fungible. Even — it is either the $2 billion goes for paying off the acquisition debt or it goes to pay off other debt. I mean, it is really not — it really doesn’t matter in our mind whether the $2 billion from Canada goes to pay one debt versus another dead.

Anthony Iorfino - Muzinich & Co. - Analyst

Just one more thing, just again a little bit of a quick update on what all else is contemplated in terms of pending divestitures. Just to be clear also on the quoted 635 BOE — MMBOE that reflects the Canadian divestiture, right? Just to be clear.

Winston Talbert - Plains Exploration & Production Company - CFO, EVP

Yes it does.

Anthony Iorfino - Muzinich & Co. - Analyst

And any other divestitures that were pending or contemplated?

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Pogo has done a good job of cleaning up their assets. We are not contemplating any certain assets and so forth. There will always be some trimming of the trees that don’t fit and cleaning out the closets on both sides. We have got our real estate assets that are pending in here late ‘08. We think that is $500 million plus in that range, plus I am sure there are some assets that we are not going to deal with. They have a lot of acreage everywhere and we will clean some things up, so I can see all in just cleaning out the closets maybe $1 billion worth of assets by the end of ‘08.

Anthony Iorfino - Muzinich & Co. - Analyst

Very good. Thanks so much.

Operator

Duane Gruber, CRT Capital Group.

Duane Grubert - CRT Capital Group - Analyst

Yes, Jim, just wanted to ask you a couple of diverse things. One of them, Pogo still does have some international assets. They’ve got an exploration prospect in Vietnam and they have got some stuff in New Zealand. Can you tell us your early idea on what you are going to do with that stuff?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

We are going to — New Zealand gets drilled around the time this transaction closes. They have got it sold and the prospect, they are carried on the prospect, there’s no out-of-pocket cash. And in Vietnam, they have realized all the work commitments except for the drilling of the well and they have been in touch with partners to get that drilled as well. So we don’t see any net cash exposure, unless it is elected from our standpoint.

And the interesting thing, their rank exploratory wells that if they work, they could be very exciting to an asset to either dispose of or develop and decide on that aspect of it. Some — one of them is in Vietnam is fairly large, but they are going to come and go and from a standpoint. If they are not successful, then obviously that would be a nice way to think about those things coming to a close.

At the same point in time, Paul and those guys do have at dynamic group of geoscientists over there that have helped develop Thailand and those types of things. And we have places in the deep water Gulf and other areas that we can redeploy the people if the international effort is not successful.

We think technically it is very sound, but it is just wild, so it is hard to put a whole lot of modeling risk on it from a standpoint. But we sure have high hopes it is technically sound and good projects and just we are excited they are at the monetization stage instead of the capital outflow stage.

Duane Grubert - CRT Capital Group - Analyst

Okay. And secondly, kind of a big theme on costs. If I have the hypothesis that Pogo is not a terrific operator and I make that hypothesis based on data, really my question is right now, they have just sold off lots of stuff. They sold Canada, they sold Gulf of Mexico, and it doesn’t look like they have downsized their operation much. As you integrate Pogo, I would assume that you are going to have a healthy G&A reduction target in the existing Pogo system. Do you have any intent to integrate them into the rest of PXP or do you think I am correct in assuming there is going to be a big G&A cut?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Well, a couple of things. When the Canada deal closes, I am sure they will take the necessary — they would’ve taken the necessary cuts, but you know it has been pretty dynamic around Pogo so it is hard to take a fine pencil to what — and you try run a business and strategics, so my heart goes out to Paul and the group over there trying to meet the quarterly expectations when you are dismantling a company the size of Pogo.

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

With that, onto PXP, we plan on integrating the operations on the financial side of the house here at PXP. Normally, there will be — traditionally we have been pretty good aggregators of that, with the Nuevo transaction and 3TEC (indiscernible) to us have been very accretive from a G&A standpoint. However, Pogo is very long technically, geologically, geophysically, and engineers that have a deep wealth of experience and they are disciplined people and a good group and we plan on really embracing that, which will allow us to find more barrels for all the PXP shareholders. So we are aligned there.

Administratively and financially, with the MLP rollout, we are going to need some people to do that and so forth, so we’ve kind of got a unique opportunity to diverse the G&A, therefore realizing the synergies here at PXP at the same point in time really get an opportunity to embrace probably a larger portion of the Pogo population than normal.

And of course the operations are going to take us a required amount of people the operations throughout the Permian and the Panhandle and the Rockies and San Juan are all — it requires people to run those assets and they have got a good group. I just think they have got a lot of noise in their system and that we are going to be focused and communicative and have people with defined plans and I think everybody is going to be responsive. Everybody we have seen so far has been really top notch.

Duane Grubert - CRT Capital Group - Analyst

And then in terms of opportunity to hedge, you are doing this deal in a great price environment. Should we anticipate that you are going to hedge part of the production?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Well, we can comment on that after the transaction closes from the Pogo side. From the PXP side, we have floors under our production through ‘08 and are enjoying the commodity ride right along with our shareholders. As we turn the ship towards the MLP, then we obviously be responsive to the MLP requirements to hedge. So we will keep maximum flexibility until the Pogo deal closes and then we can start structuring our hedges along our MLP aspirations.

Duane Grubert - CRT Capital Group - Analyst

Okay. And then finally, the stock is reacting negatively. I assume there’s some people who are saying I didn’t think Jim was going to do a deal and I thought he was going to do share buybacks. Can you talk a little bit about your thought process in relation to that?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Well, share buybacks and cash-stock deals are a lot in the same when you look at the 635 million barrels and half cash, half stock, or 60/40, wherever it came out. I mean, the leverage the aspect is leverage per barrel per share and on a production basis and a reserve basis. You know, the aspect of our cash flow, 25% accretive to next year on first call and going from $5, $6 this year to $9, $10 next year on first call numbers. To me, that is a much more compelling investment opportunity then more of an accelerated buyback, a bit synthetically if you use somebody else’s currency and somebody else’s barrels. But the cost synergies in the MLP arbitrage, you know, if the stock is on sale today, then there is enough smart people out there that will see through that and pick it up.

Duane Grubert - CRT Capital Group - Analyst

Great deal. Thank you very much.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Thank you, Duane.

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Operator

David Kistler, Simmons & Co.

David Kistler - Simmons & Company - Analyst

Hey guys. A quick question with respect to the MLP and kind of the go-forward plans there, how are you guys thinking about reallocated capital within planes — obviously probably premature to think about it with Pogo — on PUDs, probables, possibles, etc.?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Well, basically — basically we will have our traditional corporate budget then we will have a supplement budget based on MLP sales and MLP sales from PXP to the MLP will be cash transactions subsequent to the first one. So for instance, if our budget traditionally $600 million, $700 million exp standalone, you put Pogo in there, say you are $800 million, $900 million there. That is kind of a baseline budget — it has got nice free cash flow, everything else.

Well if we are going to accelerate that beyond $800 million, $900 million, we will accelerate it using the projected sales to our own MLP and what that will do it will allow us to accelerate the development of those PUDs and probables based on what we think the MLP can take on a given year and what the breadth of the MLP market is.

But what the interesting thing about it is the models that we have run, is that the MLP to be financially — a financial performer to its unit holders will have to continue to take more and continue to grow faster. So our budget will be growing at the rate of the MLP to digest our assets and that is the incremental budget behind our — which is the PUD and probable development that creates the tax shield, allows us to drop those properties down, and allows the MLP to grow on a very fast, consistent basis and.

So the benefits to PXP is not only the cash flow out of the properties and the cash flow out of the initial units, it is going to be the acceleration sales and development of the tail of the reserves of PXP through this drill and sell to our own MLP structure that is really going to benefit the growth rate of cash flow at PXP on an accelerated basis versus just to be in a commodity swinging revenue stream out of mature properties that a lot of these C corps have become.

David Kistler - Simmons & Company - Analyst

Okay and then thinking about kind of accelerating some capital spending, obviously a lot of moving parts with what is happening with you guys in California, what is happening on the MLP side, is there a debt level that we should be thinking you guys want to run at as a C corp going forward? And then also as you think about your MLP and for us for modeling that out, is there debt level you are comfortable with for an MLP?

Unidentified Company Representative

Well, I guess on the debt level what we have said and we have been fairly consistent about it is we are going to run our business to target a mid-BB type rating. We think that is the kind of rating that allows us enough ability to do what we want to do and at the same time be efficient enough from a capital structure standpoint to deliver value to the shareholders.

So we don’t target a specific debt level number. What we’ve really do is look at the business and what kind of credit — what kind of credit the Company can support to be able to do a lot of flexible things. So that is kind of where we have always talked about it and the last time — right after the Piceance deal, we did a bond deal and we told people we were going to do another acquisition and we put a significant amount of equity in it and that is really what we have done.

David Kistler - Simmons & Company - Analyst

Great. Thanks so much, guys.

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Thank you.

Operator

Gary Stromberg, Lehman Brothers.

Gary Stromberg - Lehman Brothers - Analyst

Good morning. Most of my questions were answered. Winston, can you talk about financing plans for the $1.5 billion cash portion of the acquisition?

Winston Talbert - Plains Exploration & Production Company - CFO, EVP

What we will do is put together a bank deal to put a consortium of banks together to do an acquisition facility.

Gary Stromberg - Lehman Brothers - Analyst

And do you think that will be the permanent financing or is that just more like a bridge to a bond deal to get more permanent financing in?

Winston Talbert - Plains Exploration & Production Company - CFO, EVP

Well, first we need to put it together, then we need to close the transaction, then we will kind of decide what to do from there because there is a lot of moving parts when you are talking about Canadian sales coming in and you are talking about Pogo bonds you are talking about — there is a lot of moving parts and we will just kind of see how it plays out.

Gary Stromberg - Lehman Brothers - Analyst

Okay. And then on the Pogo assets, again it maybe a little too early, any sense for capital plans on those assets for 2008?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Yes. We have some sense, but we are going to vet through those and position them basically to meet our corporate needs of the MLP side. So there is not a whole lot of changes in the capital plans of those assets. We may drill of few more wells in certain areas like the Panhandle than they have in the past. We may add a little capital. The basic wells in these areas are not that expensive. The Madden and San Juan are pretty much on auto pilot as far as their budgets and so forth.

The big spending areas that we are going to have to look at and make sure we are judicious about it would be the Gulf Coast and also some of the new areas, new ventures. They are trying the shales, the New Albany Shale, the Bakken Shale, and the Barnett Shale to make sure that that is good money to spend. But everything else is pretty tight and it looks like it is going to take care of production pretty nicely.

Gary Stromberg - Lehman Brothers - Analyst

Okay, great. Thank you.

Operator

Michael Prober, Clovis.

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Michael Prober - Clovis - Analyst

Hello, Jim.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Hey, Probe. How are you doing, man?

Michael Prober - Clovis - Analyst

Good to hear your voice, buddy. Glad to see you are in the game. I have got a couple of questions for you. I didn’t understood your comment on the $1 billion in potential assets. Was that the asset sales by the end of ‘08? Was that that the real estate and the cats and dogs?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Yes. And hopefully it was predominantly non-producing assets. Pogo is a company that has been around for a while. They’ve got a lot of things laying around. They have been cleaning out a lot of closets a lot of non-impactful stuff. We just started counting up around here and there is 50 and 100 millions laying around that we can monetize. So production we are going to protect that and keep the cash flow.

Michael Prober - Clovis - Analyst

Okay, great. And then you talked about Pogo’s 80 to 85% of their reserves that potentially could be put in the MLP could you talk about the combined companies percent of cash flow? If you look at either the last quarter run rate or the last 12 months, what percent of the cash flow could be put into the MLP?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

On a Pogo basis, you know, that would probably be about 70, 75% because the Gulf Coast contributes more cash flow than reserves and that type of thing. So I would say 70, 75% would be a good number.

Michael Prober - Clovis - Analyst

And then how about on the Plains of side?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

The Plains side, we are probably talking — let’s use the same number across the board. It is probably higher on the Plains side, but that is plenty.

Michael Prober - Clovis - Analyst

And then the last question I had for you was just in terms of execution risk, can you just highlight what you think are some of the execution issues that you will face? I mean you are basically taking, including the Piceance, you are taking three companies, putting it into one, which will then become two. So can you just talk about what you think the execution risks are in doing that?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Well, if I told you it was a walk in the park, you would say I was crazy. It is not. You are exactly right. I mean, that is the thing is that operationally, you know, these assets are well defined. They have got — we have opened a Grand Junction office and we seeded it with our own people, so the execution risk in our Piceance acquisition is much lower than it would be if we had to hire outside people. We had people from Bakersfield, Houston populated. We brought in to bring in some people from outside there.

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Pogo is well staffed everywhere, so we’ve got some continuity of operations, those type of things are fine. The key about us is getting the sequence right and we have got — first things first, getting this transaction closed and then the aspect of that is going to be very thoughtful around making sure that the operational model of the MLP tracks the financial model and is as fluid and seamless as possible. And we are confident of that, but as we get on the white board and put all the risk together and, frankly, it’s still the oil business, you are still producing oil. You have things like natural occurrences, snowstorms, earthquakes, basis differential, refineries go down, floods, that type of thing. But the MLP distributions continue to march on. So we want to be prepared to handle those just typical oilfield stuff. You have service inflation that you don’t want to be captured to in certain basins.

You want to have flexibility and this transaction really gives us that broad operational footprint of MLP that we feel confident we have mitigated a lot of the risk. So from an execution standpoint, we haven’t fully vetted that, but we feel a lot better about it today in the MLP from there. Now is that — and we think we did it from a standpoint that is accretive because the Pogo barrels have higher net backs than ours and paying what we paid for them and so forth, so we think is a very fair, reasonable price in the equity piece. But with the higher net backs and so forth, it has obviously going to build bigger cash flow net to the MLP potential.

Michael Prober - Clovis - Analyst

And when you evaluate the MLP for a Plains-only MLP prior to Pogo, would you say that that — a Plains-only MLP, you could have probably done it maybe six months before a combined company, but it wouldn’t have the broadest-based assets and it would of course have been smaller, so you wouldn’t have gotten as big a multiple on the MLP as you would maybe six months later with Pogo? Is that a fair statement?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

It might be, but we didn’t look at it that way, Michael, from a standpoint of we have got some of the finest MLP assets and being concentrated, you feel like you have control. But the concentration when you are talking about consisting and predictability, you can look at that as risk also. So I was just operational, the geographic diversity. We were moving forward toward the MLP and the reason why we stepped back to do this transaction or grab this and delay the MLP is basically the multiple arbitrage of what these still — these long-lived Pogo assets are trading for in a marketplace versus what our PXP assets are trading for versus the MLP.

We think for the PXP shareholder bases getting the Pogo assets in the door and monetizing them through the MLP structure that PXP is putting in place is going to deliver tremendous returns. So without it being a money-making opportunity strictly on the Pogo side, we would have passed and gone undone our own MLP and then with the exploration drill bit working real well, with Flatrock and Hurricane Deep and freezing and everything, we have got a lot of lot of options for accelerated production growth, deleveraging, further stock buybacks in the future.

What our debt level at PXP is going to be is going to be determined by how responsive our share price is and we have bought back almost 8 million shares last year, so we know how to do that. So it gives us all the flexibility to do it, but the Pogo event is about making more money for the PXP shareholder with the MLP beyond just PXP filing an MLP and continuing on its business.

Michael Prober - Clovis - Analyst

All right, Jim. It sounds like a great transaction and good to hear your voice again. Congratulations.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

It’s great to catch up, Mike. We’ll see you soon.

Michael Prober - Clovis - Analyst

See you soon. Thanks.

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Operator

Maryana Kushnir, Nomura Asset Management.

Maryana Kushnir - Nomura Asset Management - Analyst

Hi, I wanted to understand a little bit better pro forma for this transaction. What is the restricted payment basket at Plains, what is that going to be and maybe you can talk about restricted payment basket at Pogo as well?

Winston Talbert - Plains Exploration & Production Company - CFO, EVP

Well, I mean we are not Pogo right now, so I would refer any questions on their restricted payment basket back to Pogo. You know,, our restricted payment basket allows for — we are going to be issuing a lot of equity here and our covenants. If we issue equity, we get credit for it in our restricted payment basket. So you know, I think anyone can do the math on that. And so I would refer to talk to Pogo about their restricted payment baskets.

Maryana Kushnir - Nomura Asset Management - Analyst

Okay. And I missed the percentage of assets that will be — can be put in the MLP pro forma. Could you repeat that?

Winston Talbert - Plains Exploration & Production Company - CFO, EVP

We were talking about 75% of their assets seem to fit the sort of MLP profile.

Maryana Kushnir - Nomura Asset Management - Analyst

But is that actually what you will target to put into MLP, rather than just (indiscernible) in that profile?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

That is a hard number to come up with. We were talking about it for many, many years of doing it. The MLP market, for example, the entire MLP market probably couldn’t take 25% of our assets right now, that’s including all the companies together. So we have got a long way to go to make sure we get — the MLP market is going to have to catch up with Plains.

Maryana Kushnir - Nomura Asset Management - Analyst

Okay. Thank you.

Operator

Clinton Biondo, Fig Tree Partners.

Clinton Biondo - Fig Tree Partners - Analyst

Congratulations guys on the deal and the MLP announcement.

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Great. Thank you, Clinton.

Clinton Biondo - Fig Tree Partners - Analyst

I just want to get my math straight here. With the synergies, it looks like the C corp is trading at something like a 20% operating cash flow. In other words, it looks like you are going to do $9 to $10 in operating cash flow, potentially $7 to $8 in operating cash flow, less maintenance CapEx. So we are talking about a company that is at a low to mid-teens cash flow yield after maintenance CapEx and six times EBITDA versus an MLP universe trading at 5% to 6% free cash flow yield on the 11 times EBITDA. Those numbers seem crazy. It sounds like a great deal.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

That is exactly the arbitrage that we looked at in putting this transaction together and doing the Pogo transaction actually juiced the numbers from a standalone basis. The trick now is that one of the earlier callers, my friend Michael had pointed is the execution risk of it and getting it done. And having been involved in the PAA MLP and PLX — and that’s where PXP was born, basically, out of an MLP — we understand that, we understand the tax issues, the joint use and space services agreements. So catching and arbitrage is the one the most compelling money-making opportunity for the PXP shareholders and we are going to move quickly to do that.

Clinton Biondo - Fig Tree Partners - Analyst

Excellent. Great. It sounds like an accretive deal and a great one. Thanks, guys.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Thanks.

Operator

Kelly Krenger, Banc of America Securities.

Kelly Krenger - Banc of America Securities - Analyst

Good morning. Just a couple of follow-up questions. I’m sorry, did you mention that if this deal does close that it will be a change in control under the Pogo indentures?

Winston Talbert - Plains Exploration & Production Company - CFO, EVP

I’m sorry?

Kelly Krenger - Banc of America Securities - Analyst

I think earlier in the call you had mentioned that if the deal closes that it would be a change of control under the Pogo indentures. I just want to make sure that I heard that correctly.

Winston Talbert - Plains Exploration & Production Company - CFO, EVP

Well, all you have to do is read the indenture and read what we have disclosed. I mean —

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

We are not at a point prior to the S4 to making opines on how the indentures work. The indentures are straightforward and you have just got to look at them and figure it out kind of on your own until we get to that point.

Kelly Krenger - Banc of America Securities - Analyst

Can you give us a sense for what kind of what you’re early thoughts on how you’re going to structure the merger will be?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Beyond what we have disclosed in the press release with 40 million shares and the rest cash?

Kelly Krenger - Banc of America Securities - Analyst

Yes, just in terms of whether it will be whether Plains — excuse me, whether Pogo will be a subsidiary of Plains or whether you will merge the holding companies or that sort of thing from a structural standpoint?

Unidentified Company Representative

It is going to be a four-triangular merger, so it is going to merge into a wholly-owned LLC and then it will be a wholly-owned LLC subsidiary.

Kelly Krenger — Banc of America Securities - Analyst

Pogo will be a wholly-owned LLC subsidiary?

Unidentified Company Representative

Correct.

Kelly Krenger - Banc of America Securities - Analyst

And so you will presumably keep — well, if you keep the Pogo bonds outstanding, they would be down at the subsidiary level?

Unidentified Company Representative

Correct.

Kelly Krenger - Banc of America Securities - Analyst

Okay. And any thoughts on terms of the initial size of the MLP?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

We have talked as small as 200, as large as four or 500. The size doesn’t matter. It is the growth rate, as everybody knows, and we plan on — whatever size we file is going to be the accelerated growth rate at consistent drop downs that is going to be — that the MLP market can basically take is what we are going to be focused on.

So from there, we will do whatever is appropriate. It is what the size is going to be three or four years or five years from now is really the indicative part of what we are looking at.

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Kelly Krenger - Banc of America Securities - Analyst

Will it be a standard IDR structure as well? Will there be a TP and LP units?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

We haven’t made any decisions on that at this point in time. It is more focusing on the financial and operating model and as we said in a press release, we’ve retained Lehman Brothers and we are going to be market sensitive and do something that is fair for everybody.

Kelly Krenger - Banc of America Securities - Analyst

Okay. And one last thing, do you have a sense for when will you will get an initial, I don’t know what it would be, 8-K or some — I don’t know what the right SEC document is with the merger agreement in it?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

We will file an S4 here in a few weeks.

Kelly Krenger - Banc of America Securities - Analyst

Okay. Thank you.

Operator

Nicholas Pope, JPMorgan.

Nicholas Pope - JPMorgan - Analyst

Hey, guys. A quick question. I guess short of reserve life, near-term cash flow, does that make you all any more likely to develop deep water prospects that you all discover on your own rather than selling them?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

No, that’s a good question and our whole thing is if we see near-term production and near-term financial performance out of anything we do a deep water, a la tiebacks to the infrastructure, those types of things, and our break over point is still if we find something that takes more than three years to come on, that would be something that we would probably evaluate from a sales perspective. But we can get what we think is fair value at a developed point prior to the big money going out, that’s still a monetization event.

I mean our strategy that we have employed in the last two years of exploratory drilling that had a monetization tail and we used that to buy back shares, return those exploration profits back to the shareholders is very successful. We are continuing to process at Flatrock, Friesian, Hurricane Deep, and I think maybe one of our other wells has a little pay in it and so we expect that to continue.

The interesting thing is the exploration opportunities that we see that meet the technical merit and meet the risk profile and actually the impact profile, we see those as really drying up and being constrained. So we think our exploration percentage going forward will go from 50-50 like it is this year to probably 10% or less of our capital budget going forward. So we are actually maturing as a company the way you want to, through exploration success. Whether we hold onto the stuff or not, we will be doing all development and really being able to have some financial and operating near-term performance.

So with this transaction, really coming at the right time for us in our opportunity cycle as we see the exploration side having tougher thresholds and thus more risk and probably something we are going we are not going to be able to participate in because of our risk profile being as

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

disciplined as it is. So with that, the thought process of selling assets that aren’t producing today, like real estate, like long-dated projects that require a lot of capital, whether they are offshore, onshore, whatever, before they yield any results. That won’t be something that will be high on the development side, that will be more on the sales side.

Nicholas Pope - JPMorgan - Analyst

All right. On an unrelated note, do you think the additional properties in Wyoming helps permitting process with the Eagle prospects?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

I doubt it because we are a non-operator, but the permitting process went just fine. We actually accomplished all of our objectives of getting the three of exploratory wells permitted. What we were concerned about after making the Piceance acquisition is that there was a lot of misconstrued information out there that some of the public was having a problem with and so we decided to step back and just go through the government agencies and step back and say, look, let’s tell you exactly everything we are going to do out there, make sure everybody understands what we are going to do.

Sure, there is going to be disagreement and so forth, but there is — we were very happy to work with the BLM and the Governor’s office and everything else to try and structure something that is good where we are going to do some error modeling up there and do a full IES for development.

And some of the things like the individual wealth pad development that some people, some of the propaganda out there is just so far from the truth. So we are excited about getting the truth out there and our multi-well pad development has minimum environmental impact and those types of things and we are still very positive on the project.

We just didn’t want to sink a bunch of money up there and then try to explain to everybody what we wanted to do. We figured it would be better off to explain it in the beginning.

So the delay of the delay of the Eagle and the more thoughtful permitting process is not a — it’s more of a self-inflicted cash management and opportunity management from PXP because we have got plenty to do in the Piceance in the meantime and we are still positive on Eagle. I think the administration is still positive on Eagle. We have got to hold it to a higher standard in making sure that it meets — tries to meet as many needs in the local community as possible.

Nicholas Pope - JPMorgan - Analyst

All right. Well, that’s all I had. Thanks a lot. Congratulations on the deal.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Appreciate it.

Operator

Michael Bodino, Coker & Palmer.

Michael Bodino - Coker & Palmer - Analyst

Good morning, guys.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Good morning, Michael.

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Michael Bodino - Coker & Palmer - Analyst

Hey, just a couple of questions. I know most of them have been answered, but do you have a good estimate or an idea of a range of estimates relative to maintenance CapEx pro forma for ‘08?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

On a combined basis?

Michael Bodino - Coker & Palmer - Analyst

Yes sir.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Yes, I would use something in the range of $500 million.

Michael Bodino - Coker & Palmer - Analyst

Okay. And the second question, you know, with kind of a reasonable man’s CapEx. If you move forward with the MLP strategy, what with the use of proceeds coming from that be used for? Would it be acceleration, debt repayment, share buybacks, is it just undetermined at this point in time?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Well, I mean, all three would be at the — I mean, there is no reason to PXP debt-free, so start there and the number one thing, what we want to do is accelerate all of our reserve base and PUDs and probables. So the number one use would be accelerating that development, thus accelerating the cash flow per share, this having a real dynamic growth profile for PXP.

And then if for some reason there is an opportunity to attractively acquire stock or we don’t think we have enough development opportunities, we would be in a situation to be responsive there just out of these MLP sales cash flow. What is interesting about it if you take the $1 billion or so of non producing assets that we can sell up and so forth and you take the MLP sales for a year — a few hundred, up to $1 billion over the next 18 to 24 months — you get to a lot of cash and a lot of it is going to be shielded. We have built up some shield this year already, so it is pretty much — you get that much cash out there, we are going to be in a very enviable position not only to grow our business, accelerate it operationally, but being able to reduce our share count going forward. So it really puts us back into a free cash flow mode, operationally.

Michael Bodino - Coker & Palmer - Analyst

And doing that, Jim, in which areas — I mean, obviously we know where you sit with the Piceance Basin and I can tell you I’m intimately familiar with the Pogo assets, but which assets are likely set up for acceleration? Are there specific areas that have a lot more running room than others?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Well, the Panhandle would be the key area in the Pogo assets and then the Permian, because we control it — but in the Permian has got the CO2 option as well as far as developing the CO2 floods in the Permian, which Pogo is in the brink of doing. Those are the kind of two key areas from the MLP aspect. San Juan does have some wells left to drill and of course — and Madden is more of a royalty stream because it sits there sits there as a nonoperated interest with ConocoPhillips. So the Panhandle, Permian, and then San Juan kind of in that order would be kind of the key thing.

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Michael Bodino - Coker & Palmer - Analyst

All right. Thank you very much. Now the work begins, right?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

We are looking forward to it. We have got a lot of good wood to chop at the right value.

Michael Bodino - Coker & Palmer - Analyst

Get after it.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Thanks, Michael.

Michael Bodino - Coker & Palmer - Analyst

Thank you.

Operator

Ellen Hannan, Bear Stearns.

Ellen Hannan - Bear Stearns - Analyst

Good morning Jim.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Good morning, Ellen, how are you?

Ellen Hannan - Bear Stearns - Analyst

I am well thank you. Congratulations on a nice transaction for you and you have answered a lot of questions. I just had a couple of small ones. Are any of the properties that Pogo holds subject to substantial preferential rights?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

No.

Ellen Hannan - Bear Stearns - Analyst

So for example, the Madden Fields, even though they have only got an 11% interest, that is not at risk there of —?

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Not in the corporate transaction, no. If we were selling the assets, yes, Ellen, we may run up, but in the corporate transaction, we are beyond the leasehold.

Ellen Hannan - Bear Stearns - Analyst

Okay. Could you talk about what the 2P and 3P reserves that you ascribe to Pogo itself?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Yes. Hold on just a sec. I have been looking at so much pro forma stuff. Can we get back with you on that.

Ellen Hannan - Bear Stearns - Analyst

Sure.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Because it is 635 of 1P and about almost 1.4 billion of 3P, so you are almost talking over 800 million barrels of two and 3P.

Ellen Hannan - Bear Stearns - Analyst

I didn’t know how much of it was yours —

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

From the standpoint of the (multiple speakers) — I have got something else somebody just handed me. On the probable side of Pogo, we are looking at 182 MBOE and on the possible side, 89.

Ellen Hannan - Bear Stearns - Analyst

Great.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

I can give you exploratory, too. No, I am just — you don’t want that, Ellen, four and 5P

Ellen Hannan - Bear Stearns - Analyst

Right. I would take those too.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

We will give you those later.

Ellen Hannan - Bear Stearns - Analyst

One other question for you. Leading into the MLP, you have answered a lot of question on that. It seems — would it be a fair statement to say that really the acquisition of Pogo into PXP pretty much satisfies your need to establish assets to drop down for many years out into the future?

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Yes, well we had that right now, but the compelling, you know, leverage to rationalize the cost and then take the Pogo assets and remold them in the MLP, there is a nice arbitrage there. And so we don’t see any other assets out there that have that arbitrage, besides the complexion. And the complexion, obviously, is the requirement, but the arbitrage is the allure.

Ellen Hannan - Bear Stearns - Analyst

And tell me, in the MLP, do you plan on a GP or an LLC structure?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

We are going to be thoughtful around it. You know my personal preference — the IDR is — you get management, you get better performance with IDR’s then you would do without it because I think because the aspect is you have got to have that per share growth, per-unit growth for the IDRs to pay off. So you get better per-unit performance, but we are going to be thoughtful around that with Lehman Brothers and the Board and all that is still up in the air.

Ellen Hannan - Bear Stearns - Analyst

Great. Thank you very much.

Operator

Steve Schweitzer, Shenkman Capital.

Steve Schweitzer - Shenkman Capital - Analyst

Hi, good morning. Most of my questions were answered, but I just was wondering if you could outline for is the breakup fees associated with this transaction?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

The termination fee in this transaction is $100 million.

Steve Schweitzer - Shenkman Capital - Analyst

Okay. And then just the shareholders of Pogo, have you spoken with them and what is your degree of conference confidence that they are onboard for this transaction?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Well, one of the significant shareholders on the board (indiscernible) obviously very supportive and even put it in writing. They executed a voting agreement as well as the CEO who is a significant shareholder, so two of them and they have got a lot of really great shareholders over there. We look forward to embracing over the next few months and sitting down with them and showing them why the combined company is something that they can be proud of as well.

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Steve Schweitzer - Shenkman Capital - Analyst

Very good. Thank you.

Operator

Terran Miller, UBS.

Terran Miller - UBS - Analyst

Good morning.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Good morning.

Terran Miller - UBS - Analyst

You talked about potentially 75% of the assets going in. You talked about the fact that if we match the entire MLP space, it would only be 25% that could be really done. Could you just give us some spectrum how you see that developing over time? Should we expect five to 10% in the first three years or do you have any view on how to size what the MLP might be over time?

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Let me help with the wordsmithing a little bit. You asked about what was qualified to be in an MLP. That was kind of the question of scale. Now, the aspect of — you really reverse the equation, you say how fast can you grow the MLP and at what rate you put in properties. So having a drop-down MLP is very coveted versus an acquisition MLP that doesn’t have a parent full of latent properties.

The key is to put the properties in at a accelerated rate so that the unit holders continue to have accretion — along those aspects. The key metric for us is the acceleration. A lot of that is we are running some commodity-sensitive deals. What if commodity prices go down 20%, you know, in the subsequent year, year four and after year three, I mean, how are you going to be able to grow that distribution and those types of things and what kind of flexibility you have to put out enough assets to make sure the unit holders continue to have that accretion and the financial performance and they expect.

Those types of things are more critical than just a straight-line type of download percentage. So we are going to have the flexibility to continue to be responsive to the financial requirements of both our C corp and our MLP to one of the outlying performance and that kind of flexibility from our risk management standpoint is something that we are going to covet and it is going to allow our MLP to be best in class and the acceleration of that cash flow up to the C corp is going to allow us to really accelerate the growth of PXP. And instead of having a 20 year RP with a bunch of barrels out there we can’t get any present value for, we are going to be moving those values of barrels to the front of the line.

And if you take just PXP standalone or take the 635 million barrels and if you monetize that today where I think right now we are selling on a combined basis at about somewhere around about 70,000 of running barrel, I mean MLP are paying between 100 to 120,000 a running barrel for their barrels and that is the yield that I think Clint talked about. You take that on a per barrel basis $23 to $28 a barrel in the ground versus where we are on a $14 a barrel all in on a combined basis.

The arbitrage is big enough to run a truck through and we are going to go get our big piece of it. And the Pogo asset just was accretive to that situation operationally, but especially financially. So that is why we took advantage of this transaction.

Terran Miller - UBS - Analyst

Thank you very much.

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Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

Operator

At this time, I would like to turn the floor back to management for any closing remarks.

Jim Flores - Plains Exploration & Production Company - Chairman, CEO

Thank you, Nelson. Look, everybody this is going to be a special transaction that you will hear a lot about. The last transaction we were able to accomplish was the Nuevo transaction in 2004. Since that transaction we have been a net seller of gas and so far through the high prices. We think the — realign ourselves with some gas reserves at these low prices is key going forward, where gas will be round rebounding in the future. Our oil production remains strong. Our oil prices remain strong and with the MLP arbitrage to go capture, we couldn’t be more excited.

So we look forward to talking to you guys on the quarterly calls, getting our S4 filed, and getting on with the transaction and the moneymaking opportunity here. Thank you very much.

Operator

Thank you. This does conclude today’s PXP conference call. You may disconnect your lines at this time and have a wonderful day.

ADDITIONAL INFORMATION & FORWARD LOOKING STATEMENTS

This transcript contains forward-looking information regarding PXP that is intended to be covered by the safe harbor “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements included in this transcript that address activities, events or developments that PXP expects, believes or anticipates will or may occur in the future are forward-looking statements. These include statements regarding:

•	completion of the proposed merger,

•	effective integration of the two companies,

•	reserve and production estimates,

•	oil and gas prices,

•	the impact of derivative positions,

•	production expense estimates,

•	cash flow estimates,

•	future financial performance,

•	planned capital expenditures, and

•	other matters that are discussed in PXP’s filings with the SEC.

These statements are based on our current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Please refer to our filings with the SEC, including our Form 10-K for the year ended December 31, 2006, for a discussion of these risks.

All forward-looking statements in this transcript are made as of the date hereof, and you should not place undue reliance on these statements without also considering the risks and uncertainties associated with these statements and our business that are discussed in this transcript and our other filings with the SEC. Moreover, although we believe the expectations reflected in the forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. Except for any obligation to disclose material information under the Federal securities laws, we do not intend to update these forward-looking statements and information.

PXP AND POGO WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING PXP, POGO AND THE ACQUISITION. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF PXP AND POGO SEEKING THEIR APPROVAL OF THE ACQUISITION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PXP AND POGO WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO PXP) MAY ALSO BE OBTAINED FOR FREE FROM PXP BY DIRECTING A REQUEST TO PLAINS EXPLORATION & PRODUCTION COMPANY, 700 MILAM, SUITE 3100, HOUSTON, TX 77002, ATTENTION: JOANNA PANKEY; TELEPHONE: (713) 579-6000, E-MAIL: JPANKEY@PXP.COM.

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FINAL TRANSCRIPT

Jul. 17. 2007 / 10:00AM ET, PXP - Plains Exploration & Production Company Agrees to Acquire Pogo Producing Company for $3.6 Billion

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO POGO) MAY ALSO BE OBTAINED FOR FREE FROM POGO BY DIRECTING A REQUEST TO POGO PRODUCING COMPANY, 5 GREENWAY PLAZA, SUITE 2700, HOUSTON, TX 77046, ATTENTION: CLAY JEANSONNE, TELEPHONE: (713) 297-5000, E-MAIL:JEANSONC@POGOPRODUCING.COM.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition will be contained in the joint proxy statement/prospectus when it is filed.

Pogo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Pogo’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition will be contained in the joint proxy statement/prospectus when it is filed.

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